

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3010

March 31, 2010

Hamid R. Moghadam
Chairman of the Board and Chief Executive Officer
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA 94111

> **Re: AMB Property Corporation**
> **Form 10-K**
> **Filed February 22, 2010**
> **File No. 001-13545**

Dear Mr. Moghadam:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed a proxy statement on March 24, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Item 7. Management's Discussion and Analysis of Financial Condition … page 52

Supplemental Earnings Measures, page 88

2.   We note that you do not appear to calculate FFO in accordance with the standards
        established by NAREIT. In order to avoid confusion when including these
        additional adjustments, please refer to the non-GAAP measure that you have
        presented as "Adjusted" FFO in your reconciliation as well as your discussion.

Exhibits

3.   We note that you have incorporated by reference the forms of various agreements
        rather than executed agreements. For example, please see Exhibits 4.21, 10.15
        and 10.16. Please tell us why you have not filed executed copies of these
        agreements to the extent such executed versions are material contracts required to
        be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-
        K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief